VIA EDGAR AND FACSIMILE

September 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File No. 000-28584

Ladies and Gentlemen:

        Check Point Software Technologies Limited (“Check Point,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated August 3, 2006 (the “Comment Letter”) in response to our submission dated June 28, 2006. We refer the Staff to the Company’s letters submitted to the Staff as correspondence on August 15, 2006, and September 5, 2006, in which we confirmed that we would submit this response to the Comment Letter by September 20, 2006.

        To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

j. Revenue recognition:, page F-15

1.	We note your response to prior comment number 4 in our letter dated June 8, 2006. Further describe the facts and circumstances leading to the issuance of the perpetual license to Sygate to further support your revenue classification. In this regard, tell us how you determined that Sygate was infringing your patent and the terms of the original legal settlement in 2003 that included Sygate agreeing to pay royalties. Indicate whether any amounts were collected from this royalty agreement and how any amounts were recognized in the financial statements, including the applicable accounting literature. Furthermore, explain how Sygate subsequently breached the agreement with respect to the Zone Labs patent. Tell us why the parties agreed to enter into the perpetual as a resolution to the patent dispute and breach of agreement. Explain any other significant terms of the negotiation settlement. In light of the facts and circumstances, explain why the proceeds from the perpetual license are not considered to be a litigation settlement. In this regard, it would appear that the agreement granting Sygate a non-exclusive perpetual license to the patent is the result of a peripheral or incidental transaction, the litigation settlement related to Sygate’s alleged infringement of the subsequently licensed patent. And, if so, consideration received should be classified as an operating gain rather than revenue. Refer to paragraph 87 of FASB Concepts Statement No. 6.

        In November 2001, Zone Labs filed a complaint in the United States District Court for the Northern District of California alleging that Sygate was infringing on Zone Labs’ United States Patent No. 5,987,611. The complaint sought relief including recovery of monetary damages caused to Zone Labs by reason of Sygate’s infringing activities.

        This initial litigation was resolved in July 2002 by the entering into of a settlement agreement between the parties (the “July 2002 Agreement”) and a consent judgment from the United States District Court, in connection with which Sygate agreed (i) that the Zone Labs patent was valid and enforceable, (ii) not to engage in certain infringing activities, and (iii) to pay ongoing royalties to Zone Labs for sales of products to which Zone Labs extended a license under its patent. The royalty payment terms of the July 2002 Agreement included the following material terms:

—	Royalties would be calculated as a percentage of the gross sales price for each licensed product sold anywhere in the world during the term of the July 2002 Agreement (“Royalties”), with the percentage of such gross sales price varying depending upon the size of a transaction and the type of transaction.

—	Minimum Royalties would be paid by Sygate for each licensed product sold, and the minimum aggregate Royalties would be paid for each calendar quarter, unless Sygate has not made, used, sold, offered to sell, or imported any licensed product during such calendar quarter.

        Furthermore, the July 2002 Agreement included a provision which permitted Sygate to pay a substantial one time lump sum Royalty in lieu of ongoing Royalty payments for a license to include the Zone Labs patented intellectual property in Sygate’s then-existing products. Sygate did not exercise this right under the July 2002 Agreement.

        In accordance with the terms of the July 2002 Agreement, Sygate made royalty payments to Zone Labs on a quarterly basis starting in the first quarter of 2003. Zone Labs recognized Royalty revenues of $476,204 in 2003, $731,501 in 2004 and $643,305 in 2005. Royalty revenues under the July 2002 Agreement were recognized in accordance with Staff Accounting Bulletin No. 104 based on Sygate’s report of sales generated during the respective periods during which such agreement was in force.

        The July 2002 Agreement also contained an audit provision that allowed the parties to appoint an auditor to examine Sygate’s records to assess whether Sygate was in compliance with its obligations thereunder. In 2003, Zone Labs exercised is right to an audit of Sygate’s records, and was advised by the auditor that Sygate had committed multiple breaches of the July 2002 Agreement, including, among other things:

—	Failing to pay Royalties on the sales of products for which it was otherwise obligated to pay a Royalty under the July 2002 Agreement;

—	Providing licensed products without limiting the number of seats sold in violation of the provisions of the July 2002 Agreement;

—	Not making any reasonable or good faith effort to allocate “maintenance revenue”between revenue attributable to a licensed product and revenue attributable to service offerings;

—	Failing to pay any royalties on renewals on products in accordance with the July 2002 Agreement;

—	Paying less than the minimum of quarterly payment required by the July 2002 Agreement in the third quarter of 2002; and

—	Delivering 9,000 licenses to one customer but paying royalties on only a fraction of those licenses.

        In March 2004, Zone Labs informed Sygate in writing of the various breaches of the July 2002 Agreement that had been uncovered by the audit, notified Sygate that it was in material breach of the July 2002 Agreement, and requested a discussion with Sygate to determine the manner in which those breaches could be remedied.

        In April 2004, Sygate responded to Zone Labs by, among other things, disputing Zone Labs’ assertion that Sygate had committed breaches of the July 2002 Agreement, as well disputing Zone Labs’ interpretation of the July 2002 Agreement. Sygate then filed a motion with United States District Court for the Northern District of California seeking, inter alia, a declaration that it had complied with its obligations under the July 2002 Agreement.

        In June 2004, Zone Labs opposed Sygate’s motion and sought an order providing, among other things, monetary relief and a determination that Zone Labs could terminate the July 2002 Agreement, including the license, with Sygate.

        In March 2005, the United States District Court issued a 29-page ruling on the parties’ submissions, finding that Sygate had engaged in conduct “bordering on fraud” and establishing a framework for resolution of the outstanding issues. Thereafter, the parties determined to resolve their pending disputes regarding outstanding Royalties owed by Sygate to Zone Labs. Accordingly, in June 2005, the parties entered into a restated agreement (the “June 2005 Agreement”) under which Sygate agreed to pay $500,000 of compensatory damages, attorneys’ fees and cost arising from the then-existing dispute. This amount was determined based on estimates of the legal and audit fees that were actually incurred by Zone Labs in connection with the dispute. In addition, the June 2005 Agreement required the payment of unpaid Royalties that remained due in accordance with the July 2002 Agreement. In August 2005, the parties entered into another restated agreement under which Sygate agreed to pay $150,000 to Zone Labs for the disputed Royalties and in return Sygate was released from all claims regarding those disputes Royalties. The parties agreed that the amount was a fair estimate of the value of the improperly withheld Royalty payments stemming from the exceptions detailed above.

        In addition to resolving their disputes regarding past infringement and failure to pay Royalties, the parties desired to address future Royalties due to Zone Labs (which was acquired by Check Point in March 2004) in accordance with the terms of the July 2002 Agreement in such a way as to limit future potential disputes regarding adequacy of Royalty payments. As such, Sygate agreed to pay, and Check Point elected to receive, a lump sum payment from the sale of a perpetual license to Sygate in lieu of receiving ongoing future Royalties or subscription payments. Therefore a perpetual limited license to the Zone Labs’ patent was extended to Sygate in exchange for $18.5 million. As part of this arrangement, Check Point agreed to remove certain restrictions that were placed on the license in the July 2002 Agreement, including limitations which effectively prevented Sygate from using the patented intellectual property in enterprise products for small and medium sized customers.

        The sum of $18.5 million was agreed upon between the parties as a reasonable estimate of the then-present value of anticipated future Royalty payments. As noted above, under the July 2002 Agreement, Sygate had previously negotiated a right to pay a substantial one time lump sum Royalty payment to Zone Labs in exchange for a license to include the Zone Labs patented intellectual property in Sygate’s then-existing products (the “2002 Lump Sum Royalty Option”) as a buy out for a limited license. The license limitations included limitations on the transferability of ownership. The $18.5 million payment reflected a premium to the 2002 Lump Sum Royalty Option because the arrangement ultimately agreed upon between Check Point and Sygate provided a license for all existing and future Sygate products, is perpetual in duration and does not include the licensing limitations that were contained in the July 2002 Agreement. Check Point does not consider this license to be a litigation settlement for Sygate’s alleged infringement. It was a negotiated royalty payment consistent with Check Point’s business practices, and was substantially reflective of the terms of the July 2002 Agreement which gave Sygate the right to make a one time lump sum payment to Zone Labs for the license rather than pay ongoing Royalties.

        The Company recognized the consideration received under this arrangement as revenues. The Company considered the guidance in paragraph 87 of FASB Concepts Statement No. 6 and concluded that the consideration received should be classified as revenue rather than an operating gain as the Company has developed and is continuing to develop an intellectual property and patent portfolio around network and computer security. The Company’s core business is the licensing of its intellectual property rights through the sale of a wide range of software and combined hardware and software products and services that enable its customers to communicate securely over the internet. The Company considers this type of transaction to be similar to, and an integral part of, its revenue generating business, and chose to receive a lump sum payment from the sale of a perpetual license rather than receive ongoing royalties or subscription payments from a party that previously breached its payment obligations. Check Point may, in the future, consider similar licenses with third parties for this patent and other patents in its portfolio.

2.	We note your response to prior comment number 4 in our letter dated June 8, 2006. Further explain how you determined that the remaining fee was fixed or determinable in October 2005, considering the extended payment terms through June 15, 2006. Tell us what you believe your normal and customary payment terms are. Clarify why you believe that, during the relevant period, you had a standard business practice of offering similar contractual payment terms. Explain why you believe you had a history of successfully collecting under these extended payment terms. Also, tell us whether you successfully collected under the original terms of the agreement.

        At the outset of the agreement in June 2005, the Company determined that collectibility was not reasonably assured and revenue was recognized in the second and third quarter of 2005 when payments were received. Thereafter, in October 2005, Sygate was acquired by Symantec, a publicly traded company (NASDAQ: SYMC), which was financially sound. As of March 31, 2006, Symantec had $2.9 billion in cash and marketable securities and $13.7 billion in shareholder equity. In addition, Symantec acknowledged the agreement between Sygate and the Company by a letter dated October 2005. As such, the Company determined that collectibility was reasonably assured and the remaining revenues were recognized in the fourth quarter of 2005.

        At the outset of the arrangement in June 2005, the Company concluded that the fee is fixed and determinable in accordance with SAB Topic 13. The Company considered the following in accordance with footnote 5 to Topic 13 in SAB 104 in reaching its conclusion:

—	As required by footnote 5, paragraphs 26 and 30-33 of SOP 97-2 were evaluated as no other authoritative guidance exits with respect to this transaction.

—	There is no risk of technological obsolescence since the patent has been used by the Company since November 1999 and will expire in 2017. The payment term, as stated above, is significantly shorter than the period in which Sygate can use the patent.

—	The fee is not subject to any refund or adjustment. The payment terms in this transaction do not introduce a contingency to the arrangement or raise a risk that, to ensure payment of previously agreed-upon amounts, a concession might be granted, and, as such, paragraph 26 of SOP 97-2 is not applicable.

—	Paragraph 30-33 of SOP 97-2 are not applicable to this transaction.

—	The fee under this arrangement can not vary or change based on future events.

        The Company believes that it has appropriately accounted for the sale of a perpetual license to its intellectual property in accordance with SAB Topic 13 and has appropriately recognized revenues for the transaction when all of the conditions for revenue recognition were satisfied, including when Check Point determined that collectibility of the payment was reasonably assured. As indicated above, Check Point considered the guidance in paragraphs 26 and 30-33 of SOP 97-2 as required by footnote 5 of SAB Topic 13 in assessing whether the price was fixed or determinable and concluded that, due to the low risk of technological obsolescence of the underlying intellectual property and the brevity of the payment term when compared to the remaining life of the patent underlying the intellectual property, the potential for granting a concession on the price to the customer was remote. Therefore, the Company determined that the fee was fixed and determinable at the date of revenue recognition.

        The Company does not believe that the considerations of normal and customary payment terms are relevant for its accounting under SAB Topic 13, as they would be under SOP 97-2.

        Sygate, and upon its acquisition, Symantec made all the payments due in accordance with the original terms of the agreement as detailed in the response to question 1 above.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Eyal Desheh Eyal Desheh Executive Vice President & Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.